333-8550

02025883

P.E. 3/12/02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a – 16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the announcement of March 12, 2002

NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________________.

BW

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on March 12, 2002 regarding the announcement of the payment of a $32 million dividend payable on March 31, 2002 in equal parts to Norampac Inc.'s two shareholders, Domtar Inc. and Cascades Inc.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on March 12, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: Brigitte Dufour
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: March 14, 2002

PRESS RELEASE

Norampac Inc.
752 Sherbrooke Street West
Montreal, Quebec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile: (514) 282-2650

Norampac

Norampac declares a dividend

Montreal, Quebec, March 12, 2002 — Norampac Inc. ("Norampac") announces that it declared a $32 million dividend, payable next March 31, 2002 in equal parts to its two shareholders, Domtar Inc. and Cascades Inc.

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 8th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

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For further information:

Mr. Richard Garneau
Vice President and Chief Financial Officer
Norampac Inc.
(514) 282-2615

Mr. Luciano Ciarciello
Corporate Controller
Norampac Inc.
(514) 282-2687